Exhibit 99.2
FIELD TRIP HEALTH & WELLNESS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022
AND 2021
(Expressed in Canadian dollars, unless otherwise noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
DATED: FEBRUARY 27, 2023
This Management’s Discussion and Analysis (“MD&A”) for the nine months ended December 31, 2022 and 2021, provides detailed information on the operating activities, performance and financial position of Field Trip Health & Wellness Ltd. (“we”, “us”, the “Company”, “Field Trip H&W,” “Field Trip”) on a consolidated basis. This discussion should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and nine months ended December 31, 2022 and December 31, 2021 (the “Interim Financial Statements”), and the Company’s annual audited combined carve-out financial statements and accompanying notes for the fiscal years ended March 31, 2022 and March 31, 2021 (the “audited combined carve-out financial statements”, and together with the Interim Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are reported in Canadian dollars, unless otherwise noted.
The Company’s fiscal year commences April 1st of each year and ends on March 31st of the following year. The Company’s current fiscal year, which ends on March 31, 2023, is referred to as the “current fiscal year”, “fiscal 2023”, or using similar words. The Company’s current three months ended December 31, 2022, is referred to as the “current fiscal quarter”, “third quarter of fiscal 2023”, or using similar words.
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
This document contains or incorporates by reference “forward-looking statements” or “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, made by Field Trip that address activities, events or developments that Field Trip expects or anticipates will or may occur in the future are forward-looking statements, including statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning Field Trip’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking statements in this document include statements related to, the business and future activities of the Company, and developments related to, the Company after the date of this document, including but not limited to: statements relating to future business strategy, competitive strengths and goals of the Company; expansion and growth of Field Trip’s business, operations and plans, including potential new revenue streams;; changes in laws or regulatory requirements; the market for Field Trip’s services; uptake of training in psychedelic assisted psychotherapy by licensed professionals; interest in and uptake of the KAP Co-Op program (as defined herein) and other programs by therapists and patients; the ability of management to sustain and continue optimization of its clinical operations; the impact of the COVID-19 pandemic and its variants; the business objectives of Field Trip and its research and development activities; the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions; the funds available to Field Trip and the use of such funds; the healthcare industry in Canada and the United States; the ability of Field Trip to operate its Clinics (as defined herein); the construction and commencement of construction of additional Clinics; Field Trip’s ability to continue as a going concern, the sufficiency of its working capital and the ability to secure adequate financing required in the future on acceptable terms to develop its business and continue its operations; Field Trip’s ability to draw down a portion or all of the Founder Promissory Note (as defined herein); statements relating to the upcoming termination of the Ryan Haight Waiver (as defined herein) and the potential impact such legislative change could have on Field Trip’s operations; statements relating to the Company’s leases at six locations not currently in operation, including the utilization, subleasing, settlement or renegotiation of the same; and the ability of Field Trip to generate patient member growth. The forward-looking statements contained herein are based on certain key management expectations and assumptions; including with respect to expectations and assumptions concerning: (i) receipt of required shareholder and regulatory approvals in a timely manner or at all; (ii) receipt and/or maintenance of required licenses and third-party consents in a timely manner or at all; and (iii) the success of the operations of the Company. Forward-looking statements are subject to a number of known and unknown risks; uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which is expressed or implied by such forward-looking statements. These risks and uncertainties include those related to: achieving the business objectives including the proposed operations of Field Trip in Oregon and other jurisdictions that have passed or are considering measures to legalize psychedelics; expectations regarding entering into of material contracts; unanticipated changes in, and factors relating to, (a) the market and demand for the services and products from time to time offered by Field Trip and (b) interest in, and uptake of, the various services and programs from time to time offered by Field Trip, by therapists and patients, including training in psychedelic-assisted psychotherapy by licensed professionals; the inability of management to sustain and continue optimization of the Clinics (as defined herein); the impact of the COVID-19 pandemic and its variants; risks and uncertainties inherent in or associated with, and/or factors affecting, (a) the respective business objectives and activities of Field Trip (relating to, among other things, the construction and commencement of construction of additional clinics, as well as the development and viability of product offerings), (b) the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions, (c) the healthcare industry in Canada, the United States, and such other jurisdictions in which Field Trip may from time to time conduct business, (d) patient acquisitions, (e) medical personnel operating out of the clinics, (f) the regulation of psilocybin containing truffles and mushrooms in the Netherlands, Jamaica and elsewhere, (g) violations of laws and regulations, (h) reliance on the capabilities and experience of key executives, scientists, and other third parties, and (i) changes to legislation, including, but not limited to, the impact of the upcoming termination of the Ryan Haight Waiver on Field Trip’s operations; the inability of Field Trip to operate the Clinics Business as anticipated or desired; negative operating cash flow and continued operations as a going concern; the ability of the Strategic Review (as defined herein) to result in any strategic or financial transaction; the impact the result of the Strategic Review process could have on the Company, including but not limited to, reducing or delaying investments or capital expenditures, assets sales, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive; the Company’s inability to utilize, sublease, settle or renegotiate leases at six locations not currently in operation; the risks and costs associated with being a publicly traded company; limited operating history of Field Trip as a public company; conflicts of interest; misconduct or other improper activities by employees and other personnel; Field Trip’s inability to expand its respective business and operations through acquisitions or collaborations; product liability claims; risks related to third-party licenses; inability to enforce legal rights, and/or judgements, in foreign jurisdictions; availability of capital to operate Field Trip’s business; inaccuracies in the projections and estimates of Field Trip; the impact and effects of interest and foreign currency exchange rate fluctuations and/or global financial conditions on the operations of Field Trip; risks and uncertainties inherent in or associated with, (a) competition from other companies directly or indirectly engaged in the industry or industries within which Field Trip operate from time to time, (b) stock price fluctuations, (c) political and/or economic developments, (d) environmental and related matters, (e) insurance, and (f) cost estimates, financing, infrastructure, cost overruns, timeliness of government approvals, and taxation; unpredictability and volatility in the market price of the securities of Field Trip (including, an inability to achieve an active or liquid market therefor); the speculative nature of an investment in the securities of Field Trip; risks associated with, and the impact of, any additional issuances of the securities of Field Trip (including dilution to the respective securityholders); general economic, market and business conditions; inadequate internal controls over financial reporting; violations of laws and regulations; cyber-attacks; failure to obtain industry partner and other third party consents and approvals when required; delays in obtaining permits and/or licenses; competition for, among other things, capital and skilled personnel; incorrect assessments of the value of acquisitions or dispositions; an inability on the part of Field Trip to meet their respective obligations to its creditors from time to time; unanticipated actions taken by regulatory authorities with respect to clinical activities; inadequacy of insurance coverage; risks associated with the concentration of ownership of the Common Shares (as defined herein) and the Investor Rights Agreements (as defined herein); such other factors discussed in “Risk Factors” herein. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein.

There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purpose of assisting readers in understanding our expected financial and operating performance, plans and objectives and may not be appropriate for other purposes.
The forward-looking information and statements contained in this document represent our views as of the date of this document and forward-looking information and statements contained in the documents incorporated by reference herein represent our views as of the date of such documents, unless otherwise indicated in such documents. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update such forward-looking information and statements at a future time, we have no current intention of doing so except to the extent required by applicable law.
OVERVIEW
The Company was incorporated pursuant to the Canada Business Corporations Act (the “CBCA”) on April 28, 2022. Prior to the Arrangement (as defined below), the Company did not have active business. The Company was created as part of a reorganization of Reunion Neuroscience Inc. (“Reunion”), formerly known as Field Trip Health Ltd. (“FTHL”), which resulted in the Company’s acquisition of the Clinics (as defined below) and support operations from Reunion. The reorganization was completed on August 11, 2022 pursuant to a plan of arrangement under Section 192 of the CBCA (the “Arrangement”) and the terms of the amended and restated arrangement agreement dated May 18, 2022 between Reunion and the Company (the “Arrangement Agreement”).
The Arrangement
Pursuant to the terms of the Arrangement, each FTHL share was exchanged for one common share of Reunion and 0.85983356 Field Trip H&W common shares. As part of the Arrangement: (i) all outstanding common share purchase warrants of Reunion were deemed to be simultaneously amended to entitle each holder of thereof to receive, upon due exercise, one (1) Reunion share and 0.85983356 of a common share; and (ii) each outstanding option to purchase common shares of Reunion was exchanged for one (1) replacement option to purchase a Reunion share and 0.85983356 of an option to purchase common shares. The exercise price of the options so exchanged were apportioned between the replacement options to purchase a Reunion share and the Company options to purchase common shares, after giving effect to a 5:1 consolidation of Reunion shares.
Concurrent Financing
Concurrent with the Arrangement, the Company completed a non-brokered private placement of common shares (the “Share Offering”) and a brokered private placement offering of subscription receipts (the “Subscription Receipt Offering”, and together with the Share Offering, the “Concurrent Financing”). All Field Trip H&W securities issued in the Concurrent Financing were issued at a price per security of $0.50 (the “Offering Price”).
Under the Share Offering, the Company issued a total of 35,559,220 common shares at the Offering Price, for aggregate gross proceeds of $17,779,610. The subscribers in the Share Offering consisted of Reunion, who subscribed for 19,615,000 common shares, representing approximately 21.8% of the common shares issued and outstanding immediately following completion of the Arrangement, and Oasis Investments II Master Fund  Ltd., who subscribed for 15,944,220 common shares, representing, together with its other holdings in the Company as a result of the Arrangement, approximately 19.9% of the common shares issued. Total issuance costs of $577,485 were incurred as a result of the above arrangements.
Under the Subscription Receipt Offering, the Company issued a total of 4,200,000 subscription receipts (the “Pre-Arrangement Subscription Receipts”) at the Offering Price, for aggregate gross proceeds of $2,100,000.
Immediately prior to closing the Arrangement, each Pre-Arrangement Subscription Receipt was automatically exchanged for one common share pursuant to the terms and conditions of the Pre-Arrangement

Subscription Receipts and the subscription receipt agreement governing the Pre-Arrangement Subscription Receipts, including that all conditions precedent to the Arrangement were satisfied or waived.
Corporate Structure
Following the Arrangement, the Company owns and operates the: (i) the Clinics (as defined herein); (ii) a telemedicine and teletherapy service providing ketamine therapy (“Freedom by Field Trip”); (iii) an online general psychotherapy program (“Online Therapy”); (iv) a digital application entitled Field Trip that is designed to provide tools, information and resources for people interested in exploring psychedelic therapies as a treatment modality; (v) a digital patient application “Portal” which supports the experience of the Clinics and Field Trip at Home; and (vi) a research and cultivation laboratory that conducts natural products research in partnership with the University of West Indies (“UWI”).
The Company’s head and registered office and its principal place of business are located at 30 Duncan Street, Suite 401, Toronto, Ontario M5V 2C3.
The Company’s issued and outstanding common shares are listed and posted for trading on the TSXV under the trading symbol “FTHW”.
The following diagram describes the post-Arrangement subsidiaries of the Company, their place of incorporation, continuance, formation or organization. All subsidiaries are wholly-owned.
Business of the Company
Field Trip is building an ecosystem to support the delivery of and access to psychedelic therapies. Psychedelic therapies are gaining traction in response to research and academic studies that demonstrate their safety and efficacy in the treatment of mental health and mood disorders.
Our ecosystem offers a blend of both digital, at-home and in-clinic experiences, resources and information. By providing a blend of digital, at-home and in-clinic experiences, resources and information, we believe that we are providing a more holistic wellbeing and lifestyle approach to mental health.
Through our Field Trip health centres (“Clinics”), we offer in-person psychedelic-assisted therapy for people in need, primarily using ketamine. When approved or otherwise permitted to do so, we will provide psychedelic-assisted therapies using other psychedelic compounds. The Clinics are also used to provide didactic and experiential training to therapists and medical professionals who wish to learn about ketamine therapy and other psychedelic therapies, and may also be used to support clinical research in respect of psychedelic-assisted therapies, including for Reunion Neuroscience Inc.
Through Freedom by Field Trip, we offer a ketamine-assisted therapy program that clients can participate in, either at-home or in a group setting at one of our Clinics. Freedom by Field Trip is differentiated from our in-clinic offering in that the ketamine is provided to clients as lozenges, which can be self-administered at home under adult supervision or in a group setting in our Clinics. As a result, in part, of the announcement by the US government of its intention to end the PHE (as defined below) on February 3, 2023, we announced that we are re-evaluating the Freedom by Field Trip program and have suspended enrolling new clients into the program . See Key Highlights and Recent Developments — Subsequent to the Quarter.
Through our app, we have created a large, engaged community which provides access to psychedelic therapies and information both inside and outside clinical settings. As part of our strategy, we will leverage the app to deliver various services to our members including Freedom by Field Trip and psychotherapy therapy services and utilize the data to enhance our services and offerings. To-date, the Field Trip App has been downloaded over 85,000 times from the Google and Apple app stores.
In addition, Field Trip conducts natural research in partnership with UWI through Field Trip Natural Products Limited (“FTNP”). FTNP’s research program comprises the cultivation, as well as the identification and isolation of new substances contained in, psilocybin mushrooms and other related fungi. Pursuant to a research agreement with UWI (the “Research Agreement”), we have leased a 2,072 sq. ft. custom-built research and cultivation facility on the university campus (the “Jamaica Facility”).
Clinics
Our Clinics have been intentionally designed and built to support in-person psychedelic-assisted psychotherapy utilizing Field Trip’s custom protocols and the supervision of trained professionals, with the goal of enabling patients to more effectively and affordably address depression, anxiety, addiction and other conditions.
In addition to the treatment focus, the Clinics also serve as facilities: (i) to provide training to clinicians who wish to develop hands-on knowledge and experience of psychedelic therapies; and (ii) to conduct clinical research studies for Reunion and other third parties.
We believe that there is a unique early mover opportunity to build the clinical infrastructure required to meet the anticipated significant demand for psychedelic-assisted therapies. In this regard, we believe that our Clinics hold significant strategic value in that they enable us to collect large amounts of data on clinical outcomes associated with the setting and therapeutic protocols of psychedelic therapies. This data allows us to not only identify areas of unmet need in psychedelic therapies, but also innovate new models and protocols.
In accordance with applicable laws, ketamine is the only compound generally used at the Clinics in North America, and then only by patients who have a valid prescription for such medication prescribed by an appropriate medical professional licensed in the jurisdiction where the Clinics operate. The ketamine therapy is conducted at lower doses of ketamine than what is used in anesthesia. Beyond its antidepressant effects, ketamine’s ability to promote neural plasticity makes it a powerful tool to pair with Field Trip’s comprehensive psychotherapy programs to affect behavioral change.
While the use of ketamine for mental health treatment is considered “off-label”, such use is legal under medical supervision. As such, ketamine is currently the only legal psychedelic medicine generally available to mental health providers in Canada and the United States. As additional psychedelic medicines become available for use in a therapeutic setting and novel psychedelic medicines become available, we intend to explore the use of other methods of psychedelic assisted psychotherapy.
Field Trip may also enter into one or more relationships with third parties with a view to making general psychiatry, general psychotherapy and other mental health services available to its clients and/or with a view to expanding the jurisdictions in which services may be made available to its clients via telehealth services. Field Trip has one such relationship with Cerebral, an online mental health platform.
There are presently 12 Clinics that have been built out: (i) Toronto, Ontario, (ii) Fredericton, New Brunswick, (iii) Vancouver, British Columbia (iv) New York, New York, (v) Santa Monica, California, (vi) San Diego, California; (vii) Chicago, Illinois, (viii) Seattle, Washington, (ix) Washington, District of Columbia, (x) Atlanta, Georgia, (xi) Houston, Texas and (xii) Amsterdam, The Netherlands. The Clinics located in the United States are owned solely by state-licensed physicians through physician practices or professional medical corporations (“PCs”).

During the quarter, and in anticipation of the launch of Freedom by Field Trip, we restructured the staffing and operations at our Atlanta, Houston and Amsterdam locations, which was expected to delay the acceptance of new clients at such locations. Following this restructuring, the Company determined it was in its best interest to pause the Freedom by Field Trip program as a result, in part, of the announcement by the US government of its intention to end the PHE (as defined below). We are currently re-evaluating our Freedom by Field Trip program. See Key Highlights and Recent Developments — Subsequent to the Quarter.
With the increased focus on reaching clients through the existing Clinics and our digital platforms, as well as ongoing streamlining of our in-person offerings, we have deferred the opening of new clinics to a future date. We are currently exploring options to sublease space or renegotiate our leases at six locations that are not currently in operation, being: Stamford, Connecticut; San Carlos, California; Austin, Texas; Scottsdale, Arizona; Dallas, Texas and Miami, Florida. Depending on business growth and market conditions, and the results of the Strategic Review, we may elect to ultimately open such locations for purposes of providing ketamine therapy and other services or settle our lease obligations and write off the related right of use assets and liabilities. Subsequent to quarter end, we entered into a lease settlement agreement for Dallas (see Subsequent Events section of this MD&A).
Mobile Application
Our Field Trip mobile app (formerly the Trip app), which is available on iOS and Android, is a digital application that is designed to provide tools, information and resources for people interested in exploring psychedelic therapies as a treatment modality. Its functionality includes meditations, music to support psychedelic experiences, integration and reflection tools and a community chat feature. As part of our strategy, we will leverage the app to also deliver other services to its members including at-home ketamine therapy offerings and psychotherapy therapy services and utilize the data to enhance its services and offerings. To-date, the Field Trip App has been downloaded over 85,000 times from the Google and Apple stores.
Other Business — Training
We also offer training in psychedelic therapies for practitioners through our Field Trip training division. Programs include an experiential training element, which is offered through the Clinics. Professionals who complete the Field Trip training programs will automatically become eligible to join our “KAP Co-Op” program (“KAP Co-op”), helping establish the next generation of psychedelic therapists.
Other Business — Botanical Research
In partnership with UWI, FTNP is conducting research, development and cultivation of psilocybin mushrooms and other related fungi at the Jamaica Facility. Our activity in relation to the research and cultivation of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and Field Trip does not handle psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with any selling, production or distribution of any substances in jurisdictions in which doing so would be illegal. Our Jamaica team is comprised of a senior researcher and professor at UWI, Dr. Rupi Delgoda, as well as business consultants, legal counsel and local post-doctoral research students.
It is important to note that, unlike in Canada and the United States, psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948 (the “Jamaica Drug Act”), therefore, research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.
More detailed information regarding our business operations, assets and properties, can be found in the documents incorporated by reference herein, as supplemented by the disclosure herein. See “Documents Incorporated by Reference” and “Recent Developments”.
Investment in Enthea Benefits PBC
On December 5, 2022, the Company entered into a Simple Agreement for Future Equity (“SAFE”) arrangement with Enthea Benefits PBS (“Enthea”), by investing $136,367 (US$ 100,000).

The investment will automatically convert into shares of SAFE preferred stock in the event of an Equity Financing before termination of the SAFE. An Equity Financing means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which Enthea issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation. The number of converted preferred stock is calculated by dividing the principal of US$100,000 with the conversion price which is the lower of (i) the price per share in the Equity Financing multiplied by a discount rate of 85%; or (ii) the post money valuation cap divided by the company capitalization.
The SAFE will automatically terminate immediately following the earliest of: (i) the issuance of capital stock to the Company pursuant to the automatic conversion of the SAFE; or (ii) the payment, or setting aside for payment, of amounts due the Company pursuant to a liquidity event, (a change of control, a direct listing or an initial public offering), or, a dissolution event (a voluntary termination of operations, general assignment for the benefit of the Company’s creditors or any other voluntary or involuntary liquidation, dissolution or winding up of the Company).
The Company’s investment in Enthea represents a 1% ownership interest on a fully diluted basis at a post-money valuation cap of US$ 10 million.
Privately held investments are initially recorded at the transaction price, being the fair value at the time of acquisition. At the end of each reporting period, the fair value of an investment may be adjusted based upon indicators of impairment and using the valuation method deemed to be most appropriate by management.
REGULATORY ENVIRONMENT
The Company operates in a highly regulated industry and in multiple jurisdictions. Below is a summary of key elements of the regulatory environment in which we operate.
Controlled Substances
Canada and the U.S.
The Canadian and U.S. federal governments regulate drugs through the Controlled Drugs and Substances Act (Canada) (the “CDSA”) and the Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), respectively, which place controlled substances in a schedule. Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug as well as being listed under the associated Narcotic Control Regulations, and psilocybin is currently a Schedule I drug.
On September 30, 2020, Canada’s House of Commons heard an official proposal to decriminalize psychedelics. The Canadian Government response to that proposal included statements from the Ministers of Justice, Health, and Public Safety and Emergency Preparedness, who reiterated that these substances remain illegal in Canada and, in the case of the Minister of Health, that any approval for medical purposes would need to pass Canada’s drug review process and receive authorization from Health Canada. Subsequent to this response, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program.
Most U.S. states have enacted Controlled Substances Acts (“State CSAs”), which regulate the possession, use, sale, distribution, and manufacture of specified drugs or categories of drugs and establish penalties for State CSA violations, and form the basis for much of state and local drug laws enforcement activity. State CSAs have either adopted drug schedules identical or similar to the federal CSA schedules or, in some instances, have incorporated the federal scheduling mechanism. Among other requirements, some states have established a prescription drug monitoring or review program to collect information about prescription and dispensing of controlled substances for the purposes of monitoring, analysis and education. The Company complies with all State CSAs in jurisdictions where it operates.
In the U.S., facilities holding or administering controlled substances must be registered with the U.S. Drug Enforcement Agency (“DEA”) to perform this activity. As such, medical professionals or the Clinics in which they operate, as applicable, are also required to have a DEA license to obtain and administer ketamine (a “DEA License”).

To our knowledge, the Clinics in the U.S. and the required medical professionals hold all required DEA Licenses. Furthermore, the Clinics have in place security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Staff at Clinics in the U.S., including the medical doctors and/or the nurse practitioner(s), advanced practice registered nurse(s) or other medical professionals who report to them, hold the required DEA Licenses and the Company has put in place policies designed to adhere to DEA requirements.
In the U.S., the Ryan Haight Act, among other things, requires physicians to conduct an in-personal physical examination of any patient to whom the physician wishes to issue a prescription for a controlled substance, including ketamine. As a result of the public health emergency declared in response to the COVID-19 pandemic (the “PHE”), the DEA waived the Ryan Haight Act’s in-person exam requirement for the prescription of controlled substances (the “Ryan Haight Waiver”). The operation of Freedom by Field Trip relies, in part, on the Ryan Haight Waiver. In the event that the PHE is brought to an end, companies providing ketamine-assisted therapy at home may not be able to continue operations of such programs without the requirement for an in-person exam. While the continued operation of our Clinics may limit the negative impact of the expiry of the Ryan Haight Waiver, the expiry of the Ryan Haight Waiver may have a negative impact on the commercial viability of Freedom by Field Trip.
The Netherlands
The Opium Act (Opiumwet) (the “Opium Act”) is the primary drug legislation in the Netherlands which places controlled substances on a list. The controlled substances on those lists and any preparations thereof are prohibited, including psilocybin. However, the Dutch Supreme Court (the highest court in the Netherlands) stated that the plants/fungi in which those substances occur naturally are not prohibited unless specifically listed. Psilocybin containing truffles or sclerotia are not listed under the Opium Act and, therefore, do not qualify as a controlled substance restricted under the Opium Act. Furthermore, the Dutch Minister of Healthcare confirmed in Parliament that psilocybin-containing truffles are not illegal and can legally be sold, bought and used as a natural product in the Netherlands. Therefore, subject to certain requirements, the Opium Act does not prohibit the cultivation, production and sale of fresh, unprocessed truffles.
Jamaica
Unlike in Canada and the U.S., psilocybin mushrooms are not an illegal drug under the Jamaica Drug Act. Therefore, Psilocybin Research is not in contravention of the laws of Jamaica and does not require any permit or authorization from regulatory authorities in Jamaica. In addition, the Minister of Health & Wellness of Jamaica has delivered a letter to Field Trip stating the Minister’s support for our operations in Jamaica.
The Company does not handle controlled substances except in jurisdictions where such activity is legal and then only within (a) laboratory or clinical trial settings, (b) in the case of the Netherlands, within a clinical setting, and (c) in the case of ketamine, as prescribed by a licensed medical practitioner. We do not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.
State and Municipal Initiatives Related to Psychedelic Substances
On November 3, 2020, the State of Oregon, via Measure 109, became the first state to legalize psychedelic mushrooms for therapeutic use in supervised environments. Measure 109 is expected to allow people in the state who are age 21 or older to access psychedelic mushrooms for personal development after passing a screening conducted by a qualified therapist. People who use the drug are expected to be able to do so at a psilocybin service centre, with the supervision of a designated service facilitator. The program is expected to launch sometime in 2023.
On November 8, 2022, voters in the State of Colorado approved Proposition 122: The Decriminalization, Regulated Distribution, and Therapy Program for Certain Hallucinogenic Plants and Fungi Initiative. Under Proposition 122, certain psychedelic plants and fungi as natural medicine, including dimethyltryptamine (DMT); ibogaine; mescaline (excluding peyote); psilocybin; and psilocyn were designated as “natural medicines” and the personal use, possession, growth, and transport of natural medicines was decriminalized. In addition, Proposition 122 will create the Regulated Natural Medicine Access Program under the Colorado

Department of Regulatory Agencies (DORA). Under the program, individuals 21 years old and older could receive natural medicine services provided by a licensed healing center under the supervision of a facilitator.
In addition, the following jurisdictions have effectively decriminalized, deprioritized or legalized the use of several psychedelic substances:
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Denver, Colorado approved Initiative 301 which provides that personal use and possession of psilocybin mushrooms by people 21 years old and over is the city’s lowest law-enforcement priority and prohibits the city of Denver from spending resources to impose criminal penalties for the personal use of psychedelic mushrooms by people aged 21 and older (May 2019).

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Oakland, California approved a resolution which decriminalizes adult use of psychoactive plants and fungi, including mushrooms, cacti, iboga and ayahuasca. The resolution makes investigating and arresting people aged 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement (June 2019). Furthermore, a resolution was approved urging California’s state legislature to immediately enact state laws that decriminalize or legalize the possession and use of psychoactive plants and fungi, and to allow local jurisdictions to authorize its citizens to engage in community-based healing ceremonies involving the use of psychoactive plants and fungi without risk of arrest and state prosecution when practiced in accordance with safe practice guidelines and principles (December 2020).

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Santa Cruz, California approved a resolution that makes investigating and arresting people aged 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement (January 2020).

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San Francisco, California approved a resolution urging law enforcement officials to make the investigation and arrest of individuals involved with the adult use of psychoactive plants on the CSA Schedule I list among the lowest priority for the city and county of San Francisco, as well as urging the State of California and the U.S. federal government to decriminalize psychoactive plants (September 2022).

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District of Columbia approved Initiative 81 which makes non-commercial possession, distribution, purchase and cultivation of psychedelic and hallucinogenic plants and fungi among the lowest law enforcement priority for the Metropolitan Police Department (November 2020).

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State of Texas approved House Bill 1802, which mandates a study on the therapeutic effects of psilocybin, MDMA and ketamine on patients suffering from certain mental health issues. The Texas Medical Board was expected to report their findings in December 2022 (June 2021). As of the date hereof, they have yet to do so.

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State of Connecticut approved Senate Bill 1083 to establish a task force to study the health benefits of psilocybin (June 2021), which prepared its final report entitled “Psilocybin Study Report to the Connecticut State Legislature” for the Connecticut Department of Mental Health and Addiction Services, confirming the beneficial use of psilocybin by a person under the direction of a health care provider to the person’s physical or mental wellbeing and recommending the State of Connecticut legalize medical psilocybin services program upon FDA approval (February 2022). Furthermore, the state budget for the biennium, House Bill 5506, was signed into law, which specifically earmarked funds for psychedelic-assisted therapy programs administering psilocybin and MDMA treatments for qualified veterans, retired first responders, and direct care health care worker under the supervision of an approved federal FDA treatment site (May 2022).

•
Arcata, California adopted a resolution that deprioritizes the use of city resources to enforce laws imposing criminal penalties for the consumption and possession of psychoactive plants and fungi, including psilocybin mushrooms, mescaline, and peyote (October 2021).

•
Seattle, Washington adopted a resolution by establishing that the investigation, arrest, and prosecution of anyone engaging in psychoactive plant related activities should be among the city of Seattle’s lowest enforcement priorities. The resolution applies to non-commercial activity around a range of psychedelic substances, including psilocybin mushrooms, ayahuasca, ibogaine and non-peyote-derived mescaline (October 2021).

•
State of Utah approved House Bill 167 to create the Mental Illness Psychotherapy Drug Task Force, which positions state lawmakers to be able to reconsider the role of certain scheduled compounds in mental health treatment (March 2022).

•
State of Maryland established the Post-Traumatic Stress Disorder and Traumatic Brain Injury Alternative Therapies Fund to support the study of the effectiveness of, and improving access to, alternative therapies for PTSD in veterans, including MDMA, psilocybin, and ketamine (May 2022).

•
Somerville, Massachusetts resolved that no city resources will be used to assist in the enforcement of laws imposing criminal penalties for the use and possession of psychoactive plants, and that investigations and arrests related to psychoactive plants be among the lowest law enforcement priority (January 2021). Since then, the cities of Cambridge (February 2021), Northampton (March 2021), and Easthampton (October 2021), Massachusetts have passed mirroring resolutions to that of Somerville.

•
Ann Arbor, Michigan resolved that the investigation and arrest related to psychoactive plants or plant compounds which are on the CSA Schedule I list to be among the lowest law enforcement priority and preventing the use of city resources in any investigation or prosecution arising out of alleged violations of state and federal law regarding the use of psychoactive plants (September 2020). Washtenaw County, of which Ann Arbor is the seat (January 2021) and Detroit (November 2021), passed mirroring resolutions to that of Ann Arbor.

Decriminalization and/or legalization through state and municipal measures, whether ballot measures or new legislation, does not alter the fact that psychoactive substances remain illegal at the federal level in the U.S. under the CSA. Similar to state legalization efforts in Oregon, we cannot assess when or if the U.S. federal government will permit such activities.
In addition, legislation in respect of psilocybin or psychedelics has been proposed in each of California, New York, Utah, Washington and Missouri, drawing on elements of the ballot measures in Oregon and Colorado. California Senate Bill 58, if approved, would legalize the possession, transportation, transfer, preparation, and obtaining allowable amounts of psilocybin, psilocyn, dimethyltryptamine (DMT), ibogaine and mescaline (excluding peyote) for personal or facilitated use by persons over the age of 21, as well as repeal existing legislation prohibiting the cultivation, transfer, or transportation of any spores or mycelium capable of producing mushrooms or other material which contain psilocybin or psilocyn. New York Assembly Bill A114, if approved, would legalize adult possession and use of certain natural plant or fungus-based hallucinogens, specifically psilocybin, psilocin, DMT, ibogaine, and mescaline (except from peyote), and would additionally permit the provision of supervision, guidance, peers engaging in risk mitigation, religious, spiritual, or related supportive services with or without remuneration relating to the use of the same. Utah Senate Bill 200, if approved, would allow for the medical production and medical use of psilocybin for certain qualifying conditions including depression, anxiety, PTDS, hospice care and patients who have tried at least one other treatment which has not proven effective, administered under the supervision of qualified therapy providers registered with the state. Washington Senate Bill 5263, if approved, would direct Washington’s Department of Health to administer a regulatory system for supported adult-use of psilocybin, by creating standards for manufacturing, testing, packaging, and labeling psilocybin products in order to allow persons over the age of 21 to purchase psilocybin products in a psilocybin service center and undergo a preparation session, administration session, and integration session under the supervision of a trained and qualified facilitator. Missouri House Bill 869, if approved, would allow psilocybin to be used by eligible patients, including those with treatment-resistant depression, PTSD, or a terminal illness, and administered in a clinic, hospice, nursing home, or other approved location.
We expect that legislation of a similar nature may be introduced in other jurisdictions in the coming years, as well as additional ballot measures similar to Oregon’s Measure 109. We cannot comment on the regulatory framework in any such jurisdiction as it has not been created. We will assess our options to conduct legal business in such jurisdictions when state or provincial, as applicable, and federal regulations are established and may seek any required licenses or approvals at that time. See “Risks and Uncertainties”.
Regulation of Prescription Medications
In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as ketamine.

While ketamine is a controlled substance in Canada and the U.S., it is approved as an anesthetic under the Food and Drugs Act (Canada) and the U.S. Food, Drug, and Cosmetic Act. Once a drug is approved for use, physicians may prescribe that drug for uses that are not described in the product’s labeling or that differ from those tested by the manufacturer and approved by Health Canada or the Food and Drug Administration (the “FDA”), as applicable. This is known as “off-label” use and is a common practice among physicians. Additionally, as mentioned above, ketamine-based treatment is gaining acceptance for treating depression. Furthermore, esketamine (S-ketamine, an isomer of ketamine) as a nasal spray for the treatment of major depression was approved by the FDA in March 2020 and Health Canada in July 2020.
Health Canada and the FDA have not approved psilocybin as a drug for any indication. However, there are legal routes through which psilocybin may be accessed for medical purposes.
In Canada, Section 56(1) (“s. 56 Exemptions”) of the CDSA permits the Health Minister to exempt any person or class of persons or any controlled substance or precursor or class thereof from the application of all or any provisions of the CDSA if, in his or her opinion, the exemption is necessary for a medical or scientific purpose or is otherwise in the public interest. In August 2020, Health Minister Patty Hajdu approved such an exemption to allow four Canadians experiencing end of life distress or other intractable mental health conditions, such as incurable cancer, to receive psilocybin therapy to treat their end-of-life anxiety. The Minister of Health has now granted a total of 66 s.56 Exemptions. The latest figures indicate that at least 47 individuals have now been granted s.56 Exemptions for end-of-life psychological distress, 19 s.56 Exemptions have been given to healthcare practitioners for training purposes, and several more to institutions and companies for research. Moreover, recent reports indicated that Health Canada acknowledged more than 150 applications for s.56 Exemptions remain unanswered indicating a high volume of applications. Having the exemption in question permits such individuals to legally obtain and use psilocybin.
In Canada, several government bodies have applied for s. 56 Exemptions to decriminalize the personal possession of small amounts of controlled substances for public health purposes including the City of Vancouver (May 2021) and the City of Toronto (January 2022). British Columbia will consider a similar exemption request for other substances such as psilocybin and MDMA at a later date.
Furthermore, on December 12, 2020, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program (“SAP”). Under the SAP, medical practitioners treating patients with serious or life-threatening conditions can request access to drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable. Such amendments would create another means of legally accessing psilocybin through the SAP. On January 5, 2022, amendments to the SAP were made following the December 12th announcement enabling physicians in Canada to make applications to Health Canada for access to “restricted drugs”, including psilocybin and MDMA which were previously not accessible through the SAP.
In the U.S., the FDA has granted psilocybin therapy a breakthrough therapy designation to facilitate drug trials testing its efficacy for treatment resistant depression and major depressive disorder. Similar trials are ongoing in Canada. If approved, these medications would provide a legal route to prescribe psilocybin in the United States.
In the U.S., the FDA has granted MDMA a breakthrough therapy designation to facilitate Phase 3 drug trials testing its efficacy for PTSD. FDA approval could occur within the next 2 years. Our Clinics anticipate offering MDMA PAT after approval.
Although psilocybin-containing truffles or sclerotia are not prohibited by the Opium Act, they are not approved under the Medicines Act (Netherlands). In light of the above and based on advice of counsel in the Netherlands, the Opium Act does not prohibit the presence and/or use of fresh, unprocessed truffles with psilocybin. The truffles with psilocybin may not be subject in any way or form to any further processing (that results in the truffles becoming a preparation prohibited under the Opium Act).
Clinic Operations
Each province and territory of Canada and each state in the U.S. mandates the requirements for the Clinics and the conduct of the medical professionals who work in the Clinics. Please refer to the table set out in the Company’s AIF for Health Minister details concerning these regulations.

We employ medical professionals and administer psilocybin-containing truffles in our Amsterdam Centre, which is operating as an “alternative care provider” under Dutch laws.
While the treatments that occur at the Clinics are novel in some respects, the prescription of ketamine and the dispensing of ketamine are not novel and are subject to the same restrictions as would apply to any medical professional who prescribes other controlled substances to his or her patients. There are no special licenses, permits, authorizations or approvals required that are different from any other ordinary course approvals required by applicable governmental authorities for any medical clinic. As such, licensed medical practitioners may prescribe ketamine legally in Canada or the U.S. where they believe it will be an effective treatment in their professional judgment. It is Company policy never to dictate or influence the professional judgment of our physicians, nurses or other clinical staff in determining the best course of treatment for their patients.
Administration of ketamine as part of the KAP program is performed only following prescription by a licensed physician or by a licensed nurse practitioner or other medical professional and under the supervision of a licensed physician, where required. The Clinics may utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. The exact make-up of staff for each Clinic varies by location and additional professionals and/or administrative staff may also be employed.
In addition to KAP, we offer several additional programs in North America. The KAP Co-Op program makes KAP available to patients of trained therapists in a package whereby (a) our facilities and medical professionals provide the ketamine sessions, and (b) third-party therapists provide related integration therapy as part of their ongoing relationship with the patient.
In Canada, the provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as OHIP, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.
In the U.S., the laws applicable to the Clinics and the conduct of medical professionals therein are at the state level and vary by jurisdiction. Additionally, in the U.S., the Clinics or doctors, as applicable, are also required to have a DEA License to prescribe ketamine. In each state, the Company plans to offer KAP, psychotherapy and ancillary mental health services.
As of the date hereof, to the best of our knowledge, each of the medical professionals working at the Clinics are in good standing with the applicable regulatory body that governs such medical professionals.
Under our business model, there are no state-specific licenses required to (a) operate a mental health clinic prescribing and/or administering ketamine, (b) store and/or administer ketamine, other than those which mirror the CDSA requirements, and (c) operate or provide management services to the Clinics, other than standard filings with the applicable Secretary of State for out-of-state companies, which Field Trip Health USA Inc. (“Field Trip USA”) has obtained in connection with the setup of these locations.
Some states have legislation or policies relating to the “Corporate Practice of Medicine” doctrine (“CPOM”) that govern business relationships between licensed medical professionals and unlicensed individuals or companies. The following states have CPOM legislation: New York, California, Illinois, and Texas. The States of Georgia, Washington, Connecticut and Arizona do not have specific CPOM legislation, but case law or statements by the Attorney General may have established or invoked CPOM doctrine in those states. In order to comply with CPOM, Clinics in these states are owned solely by state-licensed physicians and are organized as physician practices. In such states, Field Trip USA will provide management services to the physician practices that own such Clinics. The relationship between Field Trip USA and the physician practices that it manages are subject to various standards of CPOM, anti-kickback and fee-splitting rules. The District of Columbia does not have a CPOM statute nor is there clear judicial consideration of CPOM within this jurisdiction. However, the Company proposes to organize the Clinics in those jurisdictions as physician-owned PCs.
Individuals and entities that conduct business in the U.S. health care industry must comply with applicable state and federal anti-kickback laws that limit activities that may be viewed as incentivization or inducement methods. To the best of the Company’s knowledge, no medical professionals at the Clinics receive commissions, incentives or other fees, directly or indirectly.
In The Netherlands, our wellness centre is built to make psilocybin-containing truffles available to clients in connection with wellness programs. As noted above, psilocybin-containing truffles are neither prohibited under the Opium Act nor are they approved as a medicine. As such, making the psilocybin-containing truffles available to clients for consumption as a whole, natural food product, is consistent with Dutch law. Although we are currently restructuring staffing and operations in The Netherlands, our Netherlands clinic has been registered as an alternative care provider with WKKGZ. In the event that the Dutch authorities take the position that therapy with truffles qualifies as “regular care”, or that truffles containing psilocybin qualify as a medicinal product, we would then need to take steps to comply with local laws applicable to a regular care provider. Should this event occur, we will evaluate its options in the Netherlands to ensure full compliance with all applicable legislation and regulations.
Our business is also governed by laws in Canada, the U.S. and the Netherlands pertaining to handling, use and protection of personal health information, including the Personal Health Information Protection Act (Ontario), the Health Insurance Portability and Accountability Act of 1996, the Netherlands’ Personal Data Protection Act (Wet Bescherming persoonsgegevens) and similar provincial or state laws. These laws and related regulations grant a number of rights to individuals as to their personal health information and restrict the use and disclosure of such information. The Company has in place privacy practices designed to comply with these requirements and ensures that service providers having access to personal health information have entered into agreements that include appropriate protective clauses, including business associate agreements where applicable.
Field Trip Digital Operations
FT Digital has designed a mobile software application available for both iOS and Android devices (the “Field Trip App”). The Field Trip App is designed to provide support to users with a framework and tools for self-directed consciousness expanding activities. It features mood tracking, personalized music, trip record keeping, guided journaling, voice recording, and mindfulness content. To its knowledge, Company has all licenses required to offer the Field Trip App.
FT Digital has designed “Portal”, a next generation digital health platform for clients participating in psychedelic therapies at our health centres. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as mood monitoring, journaling, and activity tracking. To its knowledge, Company has all licenses required for Portal.
Field Trip Training Operations
Field Trip Training offers courses to medical practitioners interested in learning about KAP. As the Field Trip Training division does not issue degrees or professional certifications, its business does not require any specific licensing where it operates. Experiential training is offered through the physician-owned PCs, which are duly licensed to provide medical services.
Field Trip Site Management Organization Services (“SMO”)
Various regulated parties may be involved in clinical research, including a sponsor, qualified investigator, CRO, and SMO. The responsibilities of these parties vary by individual research protocol as well as the location where the research activity takes place. However, the scope of a SMO’s responsibility is generally limited to managing the site and may include submission to the Institutional Review Board or Independent Ethics Committee (IRB/IEC) for approval; patient recruitment, gathering informed consent, ensuring protocol compliance; and supporting the sponsor’s monitoring activities.
There is no specific license for an SMO. Applicable Canadian regulations require provincial medical license for the Medical Director, professional licenses for staff interacting with trial subjects, and where handling controlled substances that do not have an approved use, an exemption from the CDSA under Section 56 or Health Canada’s Special Access Programme. Similarly, US laws require a lead investigator and parties conducting research to be appropriately licensed, including DEA licensing where applicable. All SMO activities would be approved by relevant health authorities, such as the FDA or Health Canada, as applicable.
Natural Products Operations
As psilocybin is not included in the Jamaica Drug Act, it is not a controlled or restricted substance in Jamaica and therefore no other specific controls, permits, licenses or authorizations are required to conduct research on psilocybin. The Psilocybin Research conducted at the Jamaica Facility is governed by the Jamaica Ministry of Health (“JMH”), Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division, as would any other research conducted in a clinical setting. In addition to Good Laboratory Practices (“GLP”) and cGMP, research involving human subjects is governed by the JMH Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica, as outlined in the Food and Drugs Act, 1964 (Jamaica).
The Psilocybin Research is not in contravention of local laws in Jamaica and the Company is relying on a legal opinion from local counsel confirming the same with respect to the Psilocybin Research. Through consultation with local resources and personnel with relevant knowledge and experience, as necessary, in Jamaica, the Company is satisfied that all necessary licenses, permits and regulatory approvals have been obtained in order to carry on the business as currently conducted and that such licenses, permits and regulatory approvals that have been obtained are in good standing.
The Company’s Psilocybin Research activities rely on its relationship with UWI under the Research Agreement in respect of the Psilocybin Research. UWI is a globally recognized academic institution. The Research Agreement was negotiated at arm’s length, with legal counsel acting on behalf of the Company both in Canada and Jamaica and includes appropriate intellectual property and confidentiality provisions. Psilocybin Research is legal in Jamaica.
COMPLIANCE PROGRAM
The Company oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Company’s senior executives and the employees responsible for overseeing compliance, the Company has local regulatory/compliance counsel engaged in every jurisdiction (provincial, state and local) in which it operates. The principal medical professional at each Clinic serves as the liaison to provincial, state and/or local governmental authorities. The Company has developed protocols for use in all of its Clinics with the goal of ensuring that each of the Clinics’ operations and employees strictly comply with applicable laws and regulations and that operations do not endanger the health, safety or welfare of the community. Additionally, the Company has established a team of advisors with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.
In conjunction with the Company’s human resources and operations departments, the Company oversees and implements training on the Company’s protocols. The Company will continue to work closely with external counsel and other compliance experts and is evaluating the engagement of one or more independent third-party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which the Company operates. The programs currently in place include continued monitoring by executives of the Company to ensure that all operations conform to and comply with required laws, regulations and operating procedures. The Company further requires that each Clinic and all third parties with which it is engaged report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them. The Company is currently in compliance with the laws and regulations in all jurisdictions and the related licensing framework applicable to its business activities. Additionally, the Company has established a PC Advisory Committee with a mandate to provide strategic advice with respect to the structure of Clinics as PCs and the protocols for operations of the PCs. Similarly, the Company has a medical officer administrator advisory committee with a mandate to provide feedback and advice concerning operations. As a group the PCs have formed a patient advisory board with a view to obtaining patient feedback and input.

The Company has developed and continues to refine a compliance program designed to ensure operational and regulatory requirements continue to be satisfied. We have also put in place an anti-money laundering policy (the “AML Policy”) designed to ensure proactive, ongoing steps are taken to create and maintain operations that are conducted in compliance with all applicable AML laws, including in Canada, the United States and other jurisdictions. Through its human resources and operations departments, the Company oversees and implements training for all employees with respect to the Company’s protocols.
The Company has received legal opinions or advice in each jurisdiction where it currently operates or proposes to operate (other than jurisdictions where the applicable legislation has not yet been created or had not yet been passed into law), confirming the permissibility of the Company’s operations in such jurisdictions.
The Company’s operations are conducted in compliance with local laws where such activities are permissible and either (a) do not require any specific legal or regulatory approvals, or (b) the Company has all necessary legal and/or regulatory approvals. See Risk Factors.
KEY HIGHLIGHTS AND RECENT DEVELOPMENTS
During the quarter:
•
On November 15, 2022, we launched a new program called Freedom by Field Trip™, a first-of-its-kind one-year hybrid ketamine therapy program that blends the power of psychedelic-assisted therapies with holistic wellness support such as meditations, nutrition classes, integration therapy, breathwork, somatic movement therapy, community talks, and membership events. The program, which offers people the ability to participate in ketamine therapy at-home or in one of Field Trip’s locations, is designed to increase accessibility to psychedelic-assisted therapy for those suffering from mild to moderate depression, anxiety, and trauma and support it with a holistic approach to mental health and well-being. As disclosed below, the program is currently on pause.

•
In anticipation of the Freedom program ramp, we restructured the staffing and operations at our Atlanta, Houston and Amsterdam locations and delayed the acceptance of new clients.

•
We broadened and strengthened the depth of our executive team with the appointments of Stacey Hoisak as Senior Vice President, General Counsel and Samantha Holt as Vice President, People & Culture

•
On December 05, 2022, we invested US$100,00 in Enthea through a SAFE arrangement.

Subsequent to the quarter:
•
On January 12, 2023, we announced the launch of online therapy, a program that will provide a new level of care, not only for anyone seeking therapeutic support to heal their mind, body, and spirit but also for people looking to integrate insights and learnings from ketamine infusions or other psychedelic experiences. The new offering marks a milestone as the first of Field Trip’s services to be accepted by major insurance providers.

•
On February 2, 2023, our Common Shares commenced trading on the OTCQB Market in the United States under the symbol “FTHWF”.

•
As a result, in part, of the announcement by the US government of its intention to end the PHE, we are re-evaluating our Freedom by Field Trip program. The Freedom by Field Trip program relies on an exception to the Ryan Haight Act that permitted prescribing of controlled substances such as ketamine by telemedicine during the PHE. With the end of the PHE occurring in the first half of 2023, we are evaluating our strategy around the Freedom by Field Trip program and, as a result, have stopped enrolling new clients in the program.

Strategic Review
At December 31, 2022, Field Trip H&W has not yet achieved profitable operations, has a deficit of $48,774,684 since its inception and negative operating cash flows for the 9 months period December 31, 2022 of $17,870,357, and expects to incur further losses in the development of its business, all of which creates a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to conduct its planned business, meet its on-going levels of corporate overhead and discharge its liabilities as they come due. See the Going Concern section of this MD&A details.
In December 2022, the Company formed an independent committee (the “IC”) of the board of directors (the “Board”) to assess strategic options for the Company. The formation of the IC was in response to, among other things, current unfavourable capital market conditions, which have presented a challenge for the Company in seeking additional sources of financing, ongoing fixed costs associated with the Company's brick and mortar locations and the pausing of its hybrid in-clinic/virtual Freedom Program due to regulatory changes potentially affecting the ability of the Company to operate the program. In January 2023, the IC, engaged a third-party consultant to perform a review of operations and investigate alternate courses of actions including, but not limited to, further cost reductions, restructuring, the potential sublease or closure of clinic locations and settlement of lease obligations (the “Strategic Review”). The Company has not established a definitive timeline to complete the Strategic Review. No decisions related to any strategic alternatives have been reached at this time. There can be no assurance that any strategic or financial or transactions will result from the Strategic Review, and the Company does not intend to comment further on the process, unless and until its Board of Directors has approved a specific course of action or otherwise determined that further disclosure is appropriate or required by law.
NON-REVENUE GENERATING PROJECTS
We currently have two significant projects, which have not yet generated any revenue or significant revenues:
a.
the development of its digital tools, being the “Field Trip” app and “Portal”; and

b.
psilocybin-producing fungi research and cultivation at its Jamaica Facility

See Milestones and Available Funds for a discussion of the expenditures made by the Company in respect of its significant projects and how these expenditures relate to activated timing and costs to take the significant projects to the next stage of the project plan.
Digital Tools: Field Trip and Portal
On October 13, 2022, as part of our new community-focused, digital-centric growth strategy, we launched a new version of our award-winning app for psychedelic guidance which is available for download on the App Store and Google Play. Formerly known as ‘Trip’ and now known simply as ‘Field Trip,’ the app, which has been downloaded over 85,000 times, includes a number of new features, such as offline access to music and meditations, higher bit-rate streaming, access to Field Trip’s therapeutic programs, and a new user flow.
Psilocybin Research
In October 2020, the Company formally opened the Jamaica Facility. Cultivation research initiated in our temporary facility within the UWI complex was moved to the new dedicated facility. Several psilocybe mushroom varieties are being cultivated. Operations include parametric optimization of different growth medium and growth conditions for different species, development of analytical techniques to characterize active substances (tryptamine alkaloids), and characterization of the development of mycelia and truffle formations as a function of cultivating methods. The goal is to better understand the techniques for production of mushrooms with reproducible yields and quality, create processes for production, storage, packaging and stability, as well as analytical methods needed for complete characterization, including methods to demonstrate “food safety” (i.e., potency, bioburden, absence of pesticides (none are used), other potential environmental toxins). The Company wishes to emphasize that the psilocybin-containing fungi in all botanical forms, whether dried or fresh, are strictly for R&D purposes and are destroyed when no longer useful.
We are cultivating in small batches more than a dozen strains under a variety of solid substrate and liquid culture conditions with the goals of optimizing yields and potency using newly developed and standardized methods. Quality controls are performed on-site and with the assistance of local laboratories. We currently have a Director of Research, 2 full-time laboratory staff on-site performing cultivation and controls, and 2 part-time laboratory assistants. Prof. Rupika Delgoda (Director of the Natural Products Institute) provides scientific expertise, local oversight and co-management activities in collaboration with the Company. We intend to continue our psilocybin research thereafter in order to further our intellectual property portfolio through the development of optimized cultivation methods, extraction techniques and pursuit of novel molecule discovery.
Effects of COVID-19 Pandemic on Operations
The COVID-19 pandemic and various government steps to reduce the spread of COVID-19 have had a significant impact on the way people live, work and interact and will likely continue to impact economic activity around the world.
During the COVID-19 pandemic, many of the regions in which we operate have experienced unprecedented “lockdowns” or “stay at home” orders, and other government mandated restrictions to try and reduce the spread of COVID-19. The situation continues to be uncertain and will vary by market as the world including Canada, the U.S. and The Netherlands begins its economic recovery. Because our Clinics have been deemed “essential service,” we have been able to continue operating our Clinics, however, the health, safety and well-being of our employees and patients have been our first priority and has informed the rate at which we have been on-boarding new patients to ensure compliance with health and safety measures and social distancing protocols, consistent with government recommendations and requirements.
We anticipate that the long-term goals of the Company will require additional capital contributions via debt or equity financings. If the impact of COVID-19 worsens and negatively affects capital markets generally, there is a risk that the Company may not be able to secure funding for these long-term objectives.
MILESTONES AND AVAILABLE FUNDS
The table below sets out the principal purposes for the available funds as outlined in the listing application dated August 11, 2022 as well as the amounts spent since the closing of the Arrangement and Concurrent Financing.
Principal Purpose	August 2022 Listing Application Use of Funds	Approximate amounts spent by the Company as of December 31, 2022
General and Administration	$11,100,000	$5,197,433
Occupancy costs	$3,800,000	$646,177
Sales and Marketing	$2,000,000	$713,576
Patient Services	$8,800,000	$4,406,192
Total Spend	$25,700,000	$10,963,378
Unallocated Funds	$1,000,000	$1,000,000
Total:	$26,700,000	$11,963,378

(1)
$26,700,000 as per the August 2022 listing application includes net proceeds from the Concurrent Financing of $17,240,010, additional estimated contributions from Reunion Neuroscience Inc. (formerly Field Trip Health Ltd.) of $2,099,861 to the closing date of the transaction, an estimate of revenues for the trailing 12 months of $4,860,129 and an interest-free, revolving promissory note in favour of the five founders of up to $2,500,000.

The Company has opted not to provide an allocation of additional funds required for the next 12 months from January 1 to December 31, 2023, due to the going concern risk and pending the outcome of our Strategic Review. Part of the Strategic Review involves evaluating our use of proceeds and thus any disclosure related to future use of proceeds would be based on prior practices, which ultimately may vary dramatically once the results of the Strategic Review are known. We will provide disclosure regarding future use of proceeds once the Strategic Review is completed and the independent committee has reviewed and approved the future allocation of funds.
With respect to Information and Technology, the use of funds is intended to support our technology platforms which include the Trip App, Portal and website. For the period ended December 31, 2022, we have spent $13,739.

With respect to the Jamaica Facility, for the period ended December 31, 2022 we have spent $106,401 of which $85,895 is included in General and Administration and $20,506 is included in Occupancy costs.
The Company has negative cash flow from operating activities and has historically incurred net losses. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to conduct its planned business, meet its on-going levels of corporate overhead and discharge its liabilities as they come due. See the Going Concern section of this MD&A for details. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. See “Risks and Uncertainties”.
The Company continues to evaluate the timing and scope of its strategy pending conclusion of the Strategic Review. Timelines and/or individual milestones may be modified or eliminated in response to conclusions reached in that Strategic Review. No assurance can be provided as to the outcome of the Strategic Review or modifications, if any, to the Company’s planned milestones.
See “Results of Operations” section for a discussion of occupancy costs, marketing expenditures and general and administrative expenses.
The material factors or assumptions used to develop the estimated costs disclosed above are included in the “Forward-Looking Statements” section above. The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those listed under “Risks and Uncertainties” or unforeseen events.
GOING CONCERN
At December 31, 2022, Field Trip H&W has not yet achieved profitable operations, has a deficit of $48,774,684 since its inception and negative operating cash flows for the 9 months period December 31, 2022 of $17,870,357, and expects to incur further losses in the development of its business, all of which creates a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to conduct its planned business, meet its on-going levels of corporate overhead and discharge its liabilities as they come due. Current unfavourable capital market conditions have presented a challenge for the Company in seeking additional sources of financing. Furthermore, following the announcement by the US government of its intention to end the Public Health Emergency related to the COVID-19 Pandemic (the “PHE”), the Company is re-evaluating its Freedom by Field Trip (“Freedom”) program. The Freedom program relies on an exception to the Ryan Haight Act that permitted prescribing of controlled substances such as ketamine by telemedicine during the PHE. With the end of the PHE occurring in the first half of 2023, the Company is evaluating its strategy around the Freedom program and, as a result, has stopped enrolling new clients in the program. The Company initially anticipated revenues and operating cash inflows to ramp with the launch of the Freedom program.
On July 25, 2022, Field Trip H&W secured a revolving promissory note (the “Founder Promissory Note”) for up to $2,500,000 to be funded severally from the five founders of FTHL, or companies owned or controlled by them, to provide working capital for the Company. The Founder Promissory Note bears no interest. The Founder Promissory Note may be drawn down subject to certain conditions being satisfied. There is significant uncertainty as to whether the requisite conditions will be met to enable the Company to draw down all or a portion of the Founder Promissory Note.
Existing funds on hand, when combined with operational cash flow and promissory note, would not be sufficient to fund the Company’s lease obligations. Additionally, the ability to fund operations, capital expenditures and other commitments may be at risk due to cash payments towards these lease obligations. In addition to seeking alternate sources of financing, which could include the issuance of new public or private equity or debt instruments, or entering into strategic partnerships, the Company has engaged a third party consultant to perform the Strategic Review, which involves a review of operations and investigation of alternate courses of action including, but not limited to, further cost reductions, restructuring, the potential sublease or closure of clinic locations and settlement of lease obligations. Readers are cautioned that there is no assurance the Strategic Review will result in any guaranteed improvements to cash flow, strategic or financial transactions. See the Subsequent Events section of this MD&A for further details.

These Interim Financial Statements are prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, these Interim Financial Statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in these Interim Financial Statements.
SELECTED CONSOLIDATED FINANCIAL DATA
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
Revenue
Patient services	1,620,615	1,360,811	5,285,723	3,136,027
	1,620,615	1,360,811	5,285,723	3,136,027
Operating Expenses
General and administration	3,224,433	4,509,873	14,853,330	16,966,006
Occupancy costs	382,177	448,077	1,003,727	1,361,187
Sales and marketing	499,576	1,079,084	1,703,862	3,458,645
Research and development	83,803	75,492	264,163	321,038
Depreciation and amortization	1,136,464	1,014,018	3,219,926	2,478,213
Patient services	2,857,192	2,546,763	8,370,573	6,458,901
Impairment of right-of-use assets and property, plant and equipment	—	—	5,887,401	—
	8,183,645	9,673,307	35,302,982	31,043,990
Other Income (Expenses)
Interest income	84,460	6,891	101,928	20,962
Interest expense	(413,267)	(320,944)	(1,226,729)	(724,053)
Other income (expense)	(39,134)	(212,564)	1,566,384	(97,398)
Net Loss	(6,930,971)	(8,839,113)	(29,575,676)	(28,708,452)
Net Loss per Share – Basic and Diluted	(0.08)	(0.18)	(0.42)	(0.58)
	As at December 31, 2022	As at March 31, 2022
	$	$
Cash and cash equivalents	6,718,236	1,998,665
Restricted cash	471,512	776,551
Accounts receivables	814,095	1,053,077
Total Assets	35,365,541	37,348,201
Total Non-Current Financial Liabilities	26,606,194	26,745,396
RESULTS OF OPERATIONS
For the Third Quarter of Fiscal 2023
For our third fiscal quarter ended December 31, 2022, we earned patient services revenues of $1,620,615 from our 12 Clinics, an increase of $259,804 or 19% over our comparative quarter ended December 31, 2021 of $1,360,811. Our prior year comparative quarter patient services revenues of $1,360,811 were generated from 10 clinics: Toronto, New York, Santa Monica, Chicago, Atlanta, Houston, Fredericton, Seattle, Amsterdam and San Diego Clinics.
Net loss for our third fiscal quarter ended December 31, 2022, of $6,930,971 was primarily due to general and administration expenses of $3,224,433, patient services expenses of $2,857,192, depreciation and amortization of $1,136,464, sales and marketing expenses of $499,576, foreign exchange loss of $445,440 and occupancy costs of $382,177. Net loss for our prior year comparative quarter of $8,839,113 was primarily due to general and administration expenses of $4,509,873, patient services expenses of $2,546,763, sales and marketing expenses of $1,079,084, depreciation and amortization of $1,014,018, occupancy costs of $448,077 and foreign exchange loss of $212,564.
Net loss for the nine months ended December 31, 2022 of $29,575,676 was primarily due to general and administration expenses of $14,853,330, patient services expenses of $8,370,573, impairment of right-of-use assets and property, plant and equipment of $5,887,401, depreciation and amortization of $3,219,926, sales and marketing expenses of $1,703,862 and occupancy costs of $1,003,727 which was partly offset by a foreign exchange gain of $1,547,643. Total operating expenses for the nine months ended December 31, 2022 included $2,772,293 in non-recurring transaction fees relating to the Arrangement and Concurrent Financing and $1,448,301 in share-based payment due to the cancellation of unvested options upon closing of the Arrangement. Net loss for our prior year comparative nine months of $28,708,452 was primarily due to general and administration expenses of $16,966,006, patient services expenses of $6,458,901, sales and marketing expenses of $3,458,645, depreciation and amortization of $2,478,213, occupancy costs of $1,361,187 and foreign exchange loss of $109,501.
General and Administration
Components of general and administrative expenses for the three and nine months ended December 31, 2022 and 2021 were as follows:
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
Personnel costs and related services	2,670,260	1,810,207	11,263,079	9,717,315
Share-based payments	(87,200)	1,409,428	1,920,006	3,870,267
Travel and entertainment	220,165	540,741	548,206	1,347,099
IT and technology	247,289	525,987	903,998	1,493,945
Office and general	173,919	223,510	218,041	537,380
	3,224,433	4,509,873	14,853,330	16,966,006
Personnel costs include compensation paid to corporate headquarters, operations and medical office administration (“MOA”) staff located at our various clinic locations. External services comprise professional and consulting fees, investor relations and insurance expenses.
For our third fiscal quarter ended December 31, 2022, general and administrative expenses totaled $3,224,433, a decrease of $1,285,440 compared to general and administrative expenses of $4,509,873 for the comparative quarter ended December 31, 2021. This decrease was primarily due to travel and entertainment costs of $320,576, IT and technology costs of $278,698, office and general expenses of $49,591 and share-based payments of $1,496,628, partly offset by personnel costs and external services of $860,053. The decrease in general and administration costs reflect our ongoing efforts to streamline operations to gain efficiencies.
For the nine months ended December 31, 2022, general and administrative expenses totaled $14,853,330, a decrease of $2,112,676 compared to general and administrative expenses of $16,966,006 for the comparative nine months ended December 31, 2021. This decrease was primarily due to travel and entertainment costs of $798,893, share-based payments of $1,950,261, IT and technology costs of $589,947 and office and general expenses of $319,339, partly offset by higher personnel costs and external services of $1,545,764. The decrease in general and administration costs reflect our ongoing efforts to streamline operations to gain efficiencies.

Occupancy costs
Components of occupancy costs for the three and nine months ended December 31, 2022 and 2021 were as follows:
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
Operating rent expense	145,554	130,453	578,051	243,626
Taxes, maintenance, insurance	8,685	47,132	24,219	114,720
Minor furniture and fixtures	153,424	188,106	186,609	834,086
Utilities and services	74,514	82,386	214,848	168,755
	382,177	448,077	1,003,727	1,361,187
Occupancy costs relate to our Toronto headquarters, 12 existing Clinics as of the date of this MD&A, 6 Clinics on hold and the Jamaica Facility.
Operating rent expense comprises additional (non-lease) variable rent payments which are excluded from the right-of-use asset or lease obligations.
For our third fiscal quarter ended December 31, 2022, occupancy costs totaled $382,177, a decrease of $65,900 compared to occupancy costs of $448,077 for the comparative quarter ended December 31, 2021. This decrease was primarily due to minor furniture and fixtures of $34,682 and taxes, maintenance and insurance of $38,447 partly offset by an increase in operating rent expense of $15,101.
For our nine months ended December 31, 2022, occupancy costs totaled $1,003,727, a decrease of $357,460 compared to occupancy costs of $1,361,187 for the comparative nine months ended December 31, 2021. This decrease was primarily due to minor furniture and fixtures of $647,477 and taxes, maintenance and insurance of $90,501, partly offset by an increase in operating rent expense of $334,425 and utilities and services of $46,093.
Sales and Marketing
Components of sales and marketing for the three and nine months ended December 31, 2022 and 2021 were as follows:
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
Brand and public relations	72,358	364,438	420,079	1,128,093
Conference fees	9,912	43,729	29,788	95,881
Personnel costs	97,992	132,508	264,001	441,101
Share-based payments	5,538	25,417	49,994	131,122
External marketing services	91,408	383,775	493,909	1,482,570
Other marketing	222,368	129,217	446,091	179,878
	499,576	1,079,084	1,703,862	3,458,645
For our third fiscal quarter ended December 31, 2022, sales and marketing expenses totaled $499,576, a decrease of $579,508 compared to sales and marketing expenses of $1,079,084 for the comparative quarter ended December 31, 2021. This decrease was primarily due to lower external marketing services of $292,367 and brand and public relations costs of $292,080, arising from channel optimization and increased focus on organic acquisition channels over paid channels.

For the nine months ended December 31, 2022, sales and marketing expenses totaled $1,703,862, a decrease of $1,754,783 compared to sales and marketing expenses of $3,458,645 for the comparative nine months ended December 31, 2021. This decrease was primarily due to lower external marketing services of $988,661 and brand and public relations costs of $708,014, arising from channel optimization and increased focus on organic acquisition channels over paid channels.
Research and Development
Components of research and development for the three and nine months ended December 31, 2022 and 2021 were as follows:
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
External services	1,949	—	10,885	—
Personnel costs	54,399	37,815	150,375	138,408
Share-based payments	23,032	1,080	84,440	118,030
Supplies and services	4,423	36,596	18,463	64,601
	83,803	75,492	264,163	321,038
Research and development costs comprise personnel costs, share-based payments and supplies and services related to our Jamaica Facility. For our third fiscal quarter ended December 31, 2022, research and development expenses totaled $83,803, an increase of $8,311 compared to research and development expenses of $75,492 for the comparative quarter ended December 31, 2021. This increase was mainly due to higher personnel costs of $16,582 and share-based payments of $21,952, partly offset by lower supplies and services of $32,173.
For the nine months ended December 31, 2022, research and development expenses totaled $264,163, a decrease of $56,875 compared to research and development expenses of $321,038 for the comparative nine months ended December 31, 2021. This decrease was mainly due to lower share-based payments expenses of $33,590 and supplies and services of $46,138, partly offset by higher external service costs of $10,885 and personnel costs of $11,967.
Depreciation and Amortization
Components of depreciation and amortization for the three and nine months ended December 31, 2022 and 2021 were as follows:
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
Property, plant and equipment	252,827	227,922	862,973	562,295
Right-of-use asset	833,912	741,273	2,234,132	1,795,414
Intangible assets	49,725	44,823	122,821	120,504
	1,136,464	1,014,018	3,219,926	2,478,213
For our third fiscal quarter ended December 31, 2022, depreciation and amortization totaled $1,136,464, an increase of $122,446 compared to depreciation and amortization of $1,014,018 for the comparative quarter ended December 31, 2021. These increases were mainly due to right of use assets and leasehold improvements related to new clinic leases.
For the nine months ended December 31, 2022, depreciation and amortization totaled $3,219,926, an increase of $741,713 compared to depreciation and amortization of $2,478,213 for the comparative nine months ended December 31, 2021. These increases were mainly due to right of use assets and leasehold improvements related to new clinic leases. As at December 31, 2022, we had 18 clinic leases signed in addition to leases for the Toronto headquarters and the Jamaica Facility.
Patient Services Expense
Components of patient services expenses for the three and nine months ended December 31, 2022 and 2021 were as follows:
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
Personnel costs	2,745,140	2,216,799	7,749,693	5,680,591
Share-based payments	29,641	126,709	287,280	391,695
Supplies and services	41,542	173,255	166,048	317,472
Payment provider fees	40,869	30,000	167,552	69,143
	2,857,192	2,546,763	8,370,573	6,458,901
Patient services expense is comprised of direct costs incurred by the clinics to generate patient services revenue.
For our third fiscal quarter ended December 31, 2022, patient services expense totaled $2,857,192, an increase of $310,429 compared to patient services expenses of $2,546,763 for the comparative quarter ended December 31, 2021. This increase was primarily due to an increase in personnel costs of $528,341 related to the 12 operating clinics during the quarter compared to 10 in the previous quarter.
For nine months ended December 31, 2022, patient services expense totaled $8,370,573, an increase of $1,911,672 compared to patient services expenses of $6,458,901 for the comparative nine months ended December 31, 2021. This increase was primarily due to an increase in personnel costs of $2,069,102 related to the 12 operating clinics during the nine months compared to 10 in the prior comparative period.
Other income (expense)
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
Foreign exchange gain (loss)	(45,440)	(212,564)	1,547,643	(109,501)
Rental income	13,499	—	25,934	—
Government assistance	(7,193)	—	(7,193)	12,103
	(39,134)	(212,564)	1,566,384	(97,398)
LIQUIDITY AND CAPITAL RESOURCES
Cash and Working Capital
Prior to the Arrangement we financed our operations primarily from the investment from Reunion and, to a lesser degree, from patient revenues from our Clinics and interest income on funds available for investment. Our primary capital needs are funds to advance our digital teletherapy tool development, Jamaica research and development and for working capital purposes. These activities include staffing, lease and administrative costs.
We have experienced operating losses and cash outflows from operations since incorporation and will require ongoing financing to continue our clinic operations, digital tele-therapy development and Jamaica research and development activities. We have not earned significant revenues from the Clinics, nor have we earned any revenue or reached successful commercialization of our digital teletherapy tools or any products from our Jamaica research. Our success is dependent upon our ability to finance our cash requirements to continue our activities. We have significant lease obligations related to our current Clinics and clinics on hold. We are currently exploring options to sublease space at our six locations that are not currently in operation: Stamford, Connecticut; San Carlos, California; Austin, Texas; Scottsdale, Arizona; Dallas, Texas and Miami, Florida. Depending on business growth and market conditions, we may elect to ultimately open such locations for purposes of providing ketamine therapy and other services or settle our lease obligations and write off the related right of use assets and liabilities. As of the date of this MD&A, there is material uncertainty that may cast significant doubt about our ability to continue as a going concern (see Going Concern section for details). We are currently seeking additional sources of financing. Due to unfavourable capital market conditions and regulatory changes potentially affecting the ability of the Company to operate its hybrid in-clinic/virtual Freedom program, there is significant uncertainty as to whether the Company will be able to draw down a portion or all of the Founder Promissory Note. In addition to seeking alternate sources of financing, the Company has commenced the Strategic Review process. The table below sets out our cash, restricted cash and working capital as at December 31, 2022 and March 31, 2022 and includes our Clinic Operations:
	As at December 31, 2022	As at March 31, 2021
	$	$
Cash and cash equivalents	6,718,236	1,998,665
Restricted cash	471,512	776,551
Working capital	2,578,038	(2,192,104)
Working capital calculation:
Current assets	9,203,818	4,442,316
Current liabilities	6,625,780	6,634,420
Working capital	2,578,038	(2,192,104)
The Company had $471,512 (March 31, 2022 — $776,551) of restricted cash held at the PCs which, under the terms of the Management Services Agreement, must be used to pay PC personnel and expenses before satisfying prior and current management fees.
Working capital represents the excess of current assets over current liabilities. The increase in our cash was due to cash provided by financing activities of $24,145,691, partly offset by cash used in operating activities of $17,870,357 and cash used in investing activities of $382,473.
The following table shows our cash flows from operating, investing and financing activities for the nine months ended December 31, 2022 and 2021:
	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$
Cash used in operating activities	(17,870,357)	(11,440,936)
Cash used in investing activities	(382,473)	(3,038,720)
Cash provided by financing activities	24,145,691	15,891,975
Cash related to operating activities
During the current nine months ended December 31, 2022, cash used in operating activities of $17,870,357 was primarily due to the net loss before tax of $29,575,676 and net changes in non-cash working capital of $1,721,531, partially offset by the expenses paid by Field Trip Health Ltd. and Field Trip Psychedelics Inc. on behalf of the Company of $1,999,559, and non-cash items, including impairment of right-of-use assets and fixed assets of $5,887,401, depreciation and amortization of $3,219,926 and share-based payments of $2,341,720.
During the comparative nine months ended December 31, 2021, cash used in operating activities of $11,440,936 was primarily due to the net loss of $28,708,452, partially offset by expenses paid by Field Trip Health Ltd. and Field Trip Psychedelics Inc. on behalf of the Company of $8,350,269, non-cash share-based payments of $4,511,114, and depreciation and amortization of $2,478,213.
Cash related to investing activities
During the current nine months ended December 31, 2022, cash used in investing activities of $382,473 consisted primarily of acquisition of property, plant and equipment of $231,841 and investment of $136,367.
During the comparative nine months ended December 31, 2021, cash used in investing activities of $3,038,720 consisted primarily of purchase of the acquisition of property, plant and equipment for our clinics and corporate office of $2,399,276, acquisition of intangible assets of $217,091 relating to digital tools “Trip” and “Portal” and refundable security deposits paid for right-of-use assets of $422,353.
Cash related to financing activities
During the current nine months ended December 31, 2022, cash provided by financing activities of $24,145,691 was primarily due to proceeds on issuance of Common Shares of $19,879,610, investment from Field Trip Psychedelics Inc. of $6,227,452 and advance from Reunion of $3,583,878, partly offset by the advance repayment to Reunion of $3,300,373 repayment of lease obligation of $1,688,126.
During the comparative nine months ended December 31, 2021, cash provided by financing activities of $15,891,975 was primarily due to investment from Field Trip Psychedelics Inc. of $16,529,382 and CEBA loan proceeds of $20,000, partially offset by the repayment of lease obligation of $657,407.
See also “Milestones & Available Funds” for additional commentary of the use of funds by the Company.
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Lease obligations
The Company’s clinical operations leases real property for its clinical and office locations. Additional (non-lease) rent payments for these locations are variable, and therefore have not been included in the right-of-use asset or lease obligations. The Company is committed for estimated additional variable (non-lease) rent and capital asset payments obligations as follows:
	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Additional Rent Payments
	$	$	$	$	$	$	$
Total	876,035	782,636	784,283	726,602	608,711	2,419,014	6,197,281
Reunion (a related party) has provided a guarantee of payment for amounts associated with 9 of the Company’s 18 leases in the event of non-payment by the Company.
The future lease payments for these non-cancellable lease contracts are detailed as per below:
	Within 1 year	1 to 5 years	More than 5 years	Total
	$	$	$	$
Future lease payments	2,671,542	10,563,981	8,190,426	21,425,949
See “Going Concern” and “Risk Factors — Leases”.

OUTSTANDING SHARE DATA
The Company has an unlimited number of Common Shares authorized for issuance.
Share Capital Issued and Fully Paid Up as at December 31, 2022
Class of Shares	Number of Shares issued	Amount
		$
Common shares	90,123,569	44,396,395
	90,123,569	44,396,395

(i)
As part of the Arrangement, each FTHL Class A share was exchanged for one (1) Reunion share and 0.85983356 of a Field Trip H&W share, and the FTHL Class A shares were cancelled. 50,055,011 Field Trip H&W shares were therefore distributed to FTHL shareholders on date of Arrangement.

(ii)
The amount of Reunion’s net investment in the Company at the effective date was reclassified to share capital and deficit. The Company’s share capital amount was deducted from Reunion’s net investment and $25,535,174 was recognized as deficit.

(iii)
The Company also issued 39,759,220 new shares for gross proceeds of $19,879,610 from the private placement and incurred transaction costs of $577,485 as part of the Arrangement.

(iv)
On September 27, 2022 and December 15, 2022, Field Trip H&W issued two quarterly instalments related to Jamaica Facility shares under the SPA, being a total of 87,226 shares.

(v)
During the nine months ended December 31, 2022, 222,112 options were exercised for gross proceeds of $20,735.

Share Capital Reserved for Issuance
As at December 31, 2022
Common share stock options	4,563,331
Compensation warrants	889,811
Jamaica Facility shares	261,679
5,714,821
889,811 shares have been reserved for issuance regarding compensation warrants issued by FTHL. These have a weighted average exercise price of $4.70 per share issued and a weighted remaining life of 0.18 years.
Jamaica Facility Shares
In accordance with a share purchase agreement (“SPA”) between FTHL and Darwin Inc. executed on June 3, 2020, FTHL is committed to issue 1,200,000 fully paid-up FTHL common shares to Darwin Inc. (the “Jamaica Facility shares”). Darwin Inc. will manage the construction and project management of the Jamaica Facility, oversee the operations of the Jamaica Facility and manage government relations. On July 5, 2022, the SPA was amended to provide for the issuance of Common Shares, adjusted to reflect the Arrangement by dividing the number of shares by 0.859833560 (see Note 1 Nature of Operations — The Arrangement). As of the date of the assignment, Field Trip H&W has 348,905 adjusted Jamaica Facility shares still outstanding to be issued.
The 348,905 Common Shares will be issued on a prorated basis quarterly, commencing on the first calendar quarter of the date of the assignment and ending in June 2024. Field Trip H&W issued two quarterly instalments, being a total of 87,226 shares. As at December 31, 2022 Field Trip H&W has 261,679 adjusted Jamaica Facility shares still outstanding to be issued.
As of date of the MD&A, the number of shares issued remained 90,123,569.

Share Capital Reserved for Issuance as of date of MD&A is:
As at February 27, 2023
Common share stock options	4,375,825
Compensation warrants	744,015
Jamaica Facility shares	261,679
5,381,519
RELATED PARTY TRANSACTIONS
The Company’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.
Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors. Key management as at December 31, 2022 includes 16 executive officers of the corporation. Key management personnel compensation for the three and nine months ended December 31, 2022 and 2021 was comprised of:
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
Salaries	277,741	556,340	2,087,724	1,618,120
Share-based compensation	36,079	111,365	420,403	829,770
	313,820	667,705	2,508,127	2,447,890
Due to Related Party
In connection with the Arrangement, Field Trip H&W and Reunion entered into a Shared Services Agreement. Under the agreement, both parties have agreed to a cost-sharing arrangement that permits Reunion to continue to leverage certain assets and operational staff of Field Trip H&W, including information technology (“IT”) infrastructure, administration and reporting systems, human resources, marketing, IT and financial staff. During the nine months ended December 31, 2022, the Company provided services amounting to $37,690 which is owed from Reunion related to the above Shared Services Agreement recorded within general and administration.
In addition to the Shared Services Agreement, Reunion paid amounts to third parties on behalf of Field Trip H&W or advanced cash to Field Trip H&W. Field Trip H&W owed an amount of $3,583,878 to Reunion, of which $421,240 relates to the cash balances in the professional medical corporations, $2,879,543 relates to external services incurred for the Spinout transaction and $283,095 relates to other payments. An amount of $3,300,373 has been repaid as at December 31, 2022. These advances are payable on demand and non-interest bearing.
As at December 31, 2022, the amount due to Reunion totaled $249,856 (March 31, 2022 — nil).
SUBSEQUENT EVENTS
Scottsdale sublease
Field Trip H&W entered into an agreement to sublease its premises leased under the Scottsdale primary lease. The lease will commence on the date of the completion of subtenant’s improvements, which is anticipated to be March 15, 2023. The lease will expire after seven years, on March 31, 2030, unless sooner terminated or cancelled in accordance with the terms and conditions of the lease.

Dallas lease termination
On February 16, 2023, Field Trip H&W entered into a lease termination agreement to end its Dallas lease on February 17, 2023 for a termination fee of US$375,000, which was paid by the lessee’s guarantor, Reunion. Field Trip H&W also waived its rights on its security deposit of US$14,306 held by the landlord. The corresponding assets and liability of the lease will be derecognized with the residual gain of US$805,277 being offset against the historical impairment expense.
Warrants
On January 5, 2023, 145,796 shares were no longer reserved for issuance following the expiration of 169,565 compensation warrants issued by FTHL.
Posting on the OTC Market
Subsequent to the period ended December 31, 2022, the Company received the required approval for its share to commence trading on the OTCQB market in the US effective from February 2, 2023 which will increase visibility to US investors.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There were no changes in the Company’s internal control over financial reporting that occurred in the three months ended December 31, 2022 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of our ability to continue as a going concern. We regularly evaluate our estimates and assumptions related to share-based transaction expense. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of costs and expenses that are not readily apparent from other sources. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.
The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in Note 3 of our audited combined carve-out financial statements.
There have been no material changes in any of the critical accounting policies and estimates during the current fiscal quarter.
ACCOUNTING CHANGES AND IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
Accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on our financial statements.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Cash and cash equivalents, funds held in trust, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Company typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs. As at December 31, 2022, the Company had $7,189,748 of cash and cash equivalents.
RISKS AND UNCERTAINTIES
The following are certain of the risk factors that have been identified by management. Readers should also refer to Field Trip’s AIF dated June 29, 2022 for the fiscal year ended March 31, 2022 which sets forth further material risks and uncertainties, which are incorporated in this MD&A by reference, that may affect our business, including our future financing and operating results and could cause our actual results to differ materially from those contained in forward-looking statements we have made in this MD&A. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business.
Negative Operating Cash Flow and Going Concern
The Interim Financial Statements were prepared on a going concern basis, which presumes that the Company will continue realizing its assets and discharging its liabilities in the normal course of business for the foreseeable future. Therefore, the Interim Financial Statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Although the Interim Financial Statements have been prepared on a going concern basis, management believes that our recurring losses, negative cash flow, need for additional capital and the uncertainties surrounding our ability to raise such capital, including the material uncertainty surrounding our ability to draw down a portion or all of the Founder Promissory Note, raise significant doubt about our ability to continue as a going concern as of December 31, 2022. The Company has negative cash flow from operating activities and has historically incurred net losses. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company currently has no committed sources of financing available.
Management is exploring several options to secure the necessary financing, which could include the issuance of new public or private equity or debt instruments, supplemented with operating cash inflows from operations. Nevertheless, there is no assurance that certain sources of additional future funding will be available to the Company or will be available on terms which are acceptable to management. These circumstances create material uncertainties that lend significant doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to fund the repayment of existing borrowings, secure additional financing and to generate positive cash flows from operations. The Interim Financial Statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.
If we are unable to raise additional capital, increase sales or reduce expenses, we will be unable to continue to fund our operations, develop our products, realize value from our assets, or discharge our liabilities in the normal course of business, and may be forced to significantly change or limit current or planned operations in order to safeguard our cash until such time, if ever, that sufficient proceeds from operations are generated. This could also lead to, among other things, Field Trip not taking advantage of business development opportunities and the closure or delay of some of its Clinics.
If we become unable to continue as a going concern, we could have to liquidate our assets, and potentially realize significantly less than the values at which they are carried on our financial statements, and shareholders could lose all or part of their investment in our issued and outstanding securities.

Founder Promissory Note Draw Down Conditions
The Company may require additional sources of financing should the Company fail to meet the conditions precedent for its ability to draw down on the Founder Promissory Note. If unfavourable capital market conditions and regulatory changes affect the Company’s ability to operate its hybrid in-clinic/virtual Freedom program, there is significant uncertainty as to whether such condition precedents would be met. The Company’s ability to make scheduled payments of principal or other amounts payable under the Founder Promissory Note or to refinance the Founder Promissory Note depends on our future performance, which is subject to economic, financial, competitive and other factors, some of which are beyond our control.
Future Issuances, Actual or Potential Sales of Securities
The issuance by the Company of Common Shares or other securities convertible into Common Shares could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of the Common Shares. In addition, in the future, we may issue additional Common Shares or securities convertible into Common Shares, which may dilute existing shareholders. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. Also, additional Common Shares may be issued by the Company upon the exercise of stock options and upon the exercise or conversion of other securities convertible into Common Shares. The issuance of these additional equity securities may have a similar dilutive effect on existing holders of Common Shares.
Co-Investment Risk
Field Trip may decide to invest with certain strategic investors and/or other third parties through joint ventures or other entities. These parties may have different interests or superior rights to those of Field Trip, although it is the general intent of Field Trip to retain control and superior rights associated with its investments, under certain circumstances, it may be possible that Field Trip relinquishes such rights over certain of its investments and therefore, may have a limited ability to protect its position therein. In those cases where Field Trip does maintain a control position with respect to its investments, Field Trip’s investments may be subject to typical risks associated with third-party involvement, including the possibility that a third party may have financial difficulties resulting in a negative impact on such investment, may have economic or business interests or goals that are inconsistent with those of Field Trip, or may be in a position to take (or block) action in a manner contrary to Field Trip’s objectives. Field Trip may also, in certain circumstances, be liable for the actions of its third-party partners or co-investors.
Changes in Government Regulations
In the U.S., the Ryan Haight Act, among other things, requires physicians to conduct an in-personal physical examination of any patient to whom the physician wishes to issue a prescription for a controlled substance, including ketamine. The operation of Freedom by Field Trip relies, in part, on the Ryan Haight Waiver that permitted prescribing of controlled substances such as ketamine by telemedicine during the PHE. As a result, in part, of the announcement by the U.S. government of its intention to end the PHE in the first half of 2023, the Company is re-evaluating the Freedom by Field Trip program and, as a result, has stopped enrolling new clients in the program. This negative impact on the commercial viability of Freedom by Field Trip could result in further recurring loss, the inability for the Company to liquidate certain of its unneeded assets, the reduction of the Company’s cash flow or the need for additional capital.
Leases
The Company is currently the lessee at six rented locations that are not currently in operation: Stamford, Connecticut; San Carlos, California; Austin, Texas; Scottsdale, Arizona; Dallas, Texas and Miami, Florida. The Company is currently exploring its options relating to such leases, including, but not limited to, opening such locations for purposes of providing ketamine therapy and other services, subleasing, settling or renegotiating. There can be no assurance that the Company will succeed in implementing any of the above options. Accordingly, unless and until the above leases have been utilized, subleased, settled or renegotiated, the Company may incur significant losses, liabilities or expenses from, or in connection with, such leases, which could negatively impact the Company’s cash position and liquidity and could have a material adverse effect on the Company’s business. See “Going Concern”.
Strategic Review
On January 25, 2023, Company engaged a third-party consultant to conduct the Strategic Review process involving a review of operations and investigation of alternate courses of actions including, but not limited to, further cost reductions, restructuring, the potential sublease or closure of clinic locations and settlement of leases. The Board appointed a special committee of independent directors to oversee the Strategic Review. The Company has not established a definitive timeline to complete the Strategic Review. There can be no assurance that such third-party consultant will develop or recommend any alternative strategies or actions for the Company, or that the Company will succeed in implementing or executing any such alternate courses of actions. The Strategic Review could result in no viable option or alternatives available to the Company, and the recommendations made and implemented through the Strategic Review process, if any, may have unintended results or consequences, some of which could have a negative impact on the financial position of the Company. Furthermore, the Company may incur significant costs associated with conducting the Strategic Review, which could have a material adverse effect on the Company.